VIA EDGAR
Joe Cascarano,
Staff Accountant,
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	5V, Inc.
Form 10-K for the fiscal year ended September 30, 2013
Filed January 31, 2014

File No. 000-54175

5V, Inc. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter it received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 1, 2014 regarding the financial statements and related disclosures. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended September 30, 2013

Report of Independent Registered Public Accounting Firm, page F-1

1.
Please file a full amendment, including updated certifications, to your September 30, 2013 Form 10-K to include a properly dated accountant’s report in accordance with Rule 2-02 (a) of Regulation S-X. In addition, the introductory and opinion paragraphs of the revised audit report should also cover all financial statements presented in the filing, including the cumulative statements of operations, changes in stockholders’ deficit and cash flows for the period February 19, 2010 (Date of Inception) to September 30, 2013 discussed in paragraph two.

Response:

In response to the Staff’s comments, we have filed a full amendment to the Annual Repot on Form 10-K for the period ended September 30, 2013 with the revised auditor’s report.

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In connection with the responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing.  Please contact our legal counsel, Richard Anslow, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300 should there be any questions or comments regarding the foregoing.

Thank you.

Sincerely,

/s/ Jun Jiang
Jun Jiang Chief Executive Officer